United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press release	3
Signature Page	4

Press Release

Vale updates on freezing of funds

Rio de Janeiro, April 1st, 2019 – Vale S.A. (“Vale”) informs on the decision by the 1st Court of Nova Lima on March 29th, 2019, regarding the request for a preliminary injunction within the scope of the Public Civil Action 5001130-57.2019.8.13.0188 proposed by the Public Prosecution Office of the State of Minas Gerais, that determined the freezing of Vale’s funds in the amount of R$ 1 billion, aiming to ensure the remediation of the damages caused to people affected by the evacuation of the Auto Rescue Zone of the Vargem Grande dam, as well as potential harm to people and the environment in case of breach.

Additionally, the court ordered the Company to refrain from any action to construct, operate, alter and/or use the Vargem Grande dam, as well as to adopt certain measures to ensure the stability and safety of the dam and other structures of the mining complex where it is located.

Vale was not formally notified of the decision and will take the appropriate measures in due course.

This decision does not change the iron ore and pellets sales forecast disclosed in the press release “Vale informs on estimates updates”, on March 28th, 2019, considering that the operations of the Vargem Grande complex were already suspended by determination of the Brazil’s National Mining Agency (“ANM” – Agência Nacional de Mineração).

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Andre Werner: andre.werner@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Samir Bassil: samir.bassil@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Clarissa Couri: clarissa.couri@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 1st, 2019		Director of Investor Relations